Klein Retail Centers, Inc.
330 Intertech Parkway, 3rd Floor
Angola, Indiana 46703

September 6, 2010

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Registration Statement on Form S-11
File No. 333-157962

To the Securities and Exchange Commission:

Klein Retail Centers, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") its registration statement on Form S-11, file no. 333-157962 (the "Registration Statement").  In regard to the Registration Statement, the Company and its management acknowledge that:

Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

KLEIN RETAIL CENTERS, INC.

By Kenneth Klein
President